UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 37 )*

Papa John’s International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

698813 10 2

(CUSIP Number)

Aaron Thompson, 11411 Park Road, Anchorage, KY 40223 (502) 253-4348

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 10, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John H. Schnatter
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,946,106
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,946,106
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,946,106
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.10%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 The percentages reported in this Schedule 13D/A are based upon 31,946,162 shares of common stock outstanding as of October 31, 2019 (according to the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 6, 2019).

Item 1. Security and Issuer

See cover page.

Item 2. Identity and Background

(a)	John H. Schnatter
(b)	11411 Park Road, Anchorage, KY 40223
(c)	Mr. Schnatter is the founder and was, until April 30, 2019, a director of the Issuer.
(d)	During the last five years, Mr. Schnatter has not been convicted in a criminal proceeding.
(e)

During the last five years, Mr. Schnatter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Schnatter is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

No change from Amendment No. 36.

Item 4. Purpose of Transaction

This filing is being made to update Mr. Schnatter’s holdings and ownership percentages previously disclosed on Amendment No. 36. On the date hereof, Mr. Schnatter directly or indirectly owns or has voting power with respect to a total of 1,946,106 shares of Common Stock, as follows: 1,881,606 shares owned directly; and 64,500 shares owned by the John H. Schnatter Family Foundation, in which Mr. Schnatter holds voting power, but no pecuniary interest. Mr. Schnatter no longer owns any shares subject to options that are currently exercisable or exercisable by Mr. Schnatter within 60 days of this filing, and Mr. Schnatter no longer has indirect ownership of shares owned by M. Annette Schnatter.

Notwithstanding any statements by Mr. Schnatter in prior Schedule 13D filings regarding his plans or proposals with respect to the Issuer, Mr. Schnatter presently has no plans or proposals of the type required to be disclosed in this Item 4 other than as described in the following two sentences.  On February 10, 2020, Mr. Schnatter entered into a block sale with UBS Financial Services Inc. (“UBS”) described in Item 5(c) below and entered into a lock-up with UBS as further set forth in Item 6 below; as a result, he does not intend to make any further sales of Common Stock during the lock-up period unless such period is waived.  Based on his analysis of, among other things, investment considerations (including the trading price of the Issuer’s Common Stock), economic conditions and public disclosures made by the Issuer, Mr. Schnatter may (i) after the expiration of the lock-up period or waiver of the lock-up, sell, trade or otherwise dispose of additional shares of his Common Stock in the Issuer in the public markets (including in additional sales pursuant to Rule 144 to the extent permitted), in privately negotiated transactions, in registered offerings, or otherwise, (ii) consider and/or implement various alternatives to maximize the value of his investment in the Issuer, or (iii) take any other lawful action he deems to be in his best interest (including actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D).

Item 5. Interest in Securities of the Issuer

(a)  1,946,106 (6.10%)

(b)  Sole voting power: 1,946,106

 Shared voting power: 0

 Sole dispositive power: 1,946,106

 Shared dispositive power: 0

(c)	During the sixty days prior to this filing, Mr. Schnatter has disposed of shares of Common Stock as set forth in the summary table below:

Date of Transaction	Transaction Type	Number of Shares Sold	Price per Share
2/10/2020	Sale	1,000,000	$63.24

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the block sale entered into on February 10, 2020, Mr. Schnatter entered into an agreement with UBS not to sell any Common Stock until March 3, 2020.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NAME

/s/ John H. Schnatter
Insert Name

John H. Schnatter
Insert Name/Title

February 13, 2020
Insert Date